Exhibit 99.1

Chi Mei Optoelectronics and TPV Technology Limited
Take Minority Ownership Stakes in Himax Media Solutions

Tainan, Taiwan, January 3, 2008 - Chi Mei Optoelectronics (“CMO”; TAIEX: 3009 TT), one of the world’s leading LCD panel manufacturers, and TPV Technology Limited (“TPV”; SEHK: 0903/SGX TPV), the world’s largest LCD monitor manufacturer and the world’s largest LCD TV ODM, today announced they would take minority ownership stakes in Himax Media Solutions, Inc. (“Himax Media Solutions”), a wholly owned subsidiary of Himax Technologies, Inc. (“Himax” or ”Company”) (NASDAQ: HIMX) focusing on expanding market share in the global LCD TV and monitor chipset market opportunity.

On October 12, 2007, Himax Technologies, Inc. announced plans to spin-off its LCD TV and monitor chipset operation into Himax Media Solutions, Inc., a wholly-owned subsidiary. After the transaction, Himax retains a controlling stake in Himax Media Solutions; with Chi Mei Optoelectronics and TPV Technology Limited taking ownership stakes of approximately 6.6% and 4.4%, respectively.

Jordan Wu, President and Chief Executive Office of Himax, commented, “Having industry leaders CMO and TPV make strategic investments further validates our strategy and will give Himax Media Solutions added competitive strength.  We have been working very closely with CMO and TPV on several LCD monitor and LCD TV projects.  We are pleased to have their investments into Himax Media Solutions as it not only reflects our capability but also strengthens our competitiveness in the global LCD monitor and LCD TV chipset market space.”

About Chi Mei Optoelectronics
Chi Mei Optoelectronics (“CMO”) was established in 1998 and is now one of the leading worldwide LCD panel manufacturers with 17,000 employees in Taiwan and a total of 30,000 employees worldwide. Main products of CMO are LCD TV panels and LCD panel displays for desktop and notebook computers, delivered to IT and home electronics vendors worldwide. With production facilities are based in Southern Taiwan Science Park, CMO is currently operating one 3.5G, 4G, 5.5 and G7.5 plant each, as well as two 5G plants. CMO headquarters are located in the city of Tainan in southern Taiwan and operate international divisions in Japan, US, Holland, England, Germany and Singapore. Production facilities in Ningbo, Zhejiang Province, and Foshan, Guangdong Province, are responsible for back-end module processing.

About TPV Technology Limited
TPV Technology Limited is a leading solutions provider and currently the world's largest CRT and TFT-LCD monitor manufacturer in terms of unit shipment.  TPV specializes in the design and production a wide spectrum of CRT and TFT-LCD monitors, and flat TVs for distribution to over 30 countries.  TPV's products add value to customers through cost leadership, timely delivery and superior quality.  The Group employs 28,000 employees worldwide and shipped a total of 31 million units of TFT-LCD monitors and LCDTV with US$7.2 billion turnover in 2006. TPV is listed on both Hong Kong and Singapore stock exchanges in 1999.

About Himax Technologies, Inc.
Himax Technologies, Inc. designs, develops and markets semiconductors that are critical components of flat panel displays. The Company’s principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include television semiconductor solutions, as well as LCOS products  Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea; and Irvine, California, USA.

Contacts:
Max Chan Chief Financial Officer Himax Technologies, Inc. +886-2-3393-0877 Ext. 22300 max_chan@himax.com.tw	Jackson Ko / Jessie Wang Investor Relations Himax Technologies, Inc. +886-2-3393-0877 Ext. 22240/22618 jackson_ko@himax.com.tw jessie_wang@himax.com.tw	In the U.S. David Pasquale The Ruth Group +1-646-536-7006 dpasquale@theruthgroup.com

Forward-Looking Statements:
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form 20-F dated June 22, 2007, as amended.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.